Exhibit 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Year Ended June 30,	2017	2016	2015	2014	2013

Earnings (a)
Earnings from continuing operations before income taxes	$23,149	$19,751	$18,507	$27,820	$27,052
Add: Fixed charges	2,324	1,326	867	674	489
Add: Cash distributions from equity method investments	12	12	1	54	71
Subtract: Loss from equity method investments	(14)	(25)	(78)	(152)	(99)

Total Earnings	$25,499	$21,114	$19,453	$28,700	$27,711

Fixed Charges (b)
Interest expense	$2,141	$1,185	$756	$577	$394
Capitalized debt related expenses	81	58	25	20	35
Interest component of rental expense	102	82	86	77	60

Total Fixed Charges	$2,324	$1,325	$867	$674	$489

Ratio of Earnings to Fixed Charges	11	16	22	43	57
(a)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (1) fixed charges; and (2) cash distributions from equity method investments.

(b)

Fixed charges include: (1) interest expense; (2) capitalized debt issuance costs; and (3) the portion of operating rental expense which management believes is representative of the interest component of rental expense.